Exhibit 99.2
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2020	June 30 2021

Assets
Current assets:
Cash and cash equivalents		$463.8	$467.2
Accounts receivable	4	1,093.4	1,086.9
Inventories	5	1,091.5	1,224.9
Income taxes receivable		6.8	5.7
Other current assets		81.7	56.0
Total current assets		2,737.2	2,840.7

Property, plant and equipment		332.5	318.9
Right-of-use assets		101.0	100.5
Goodwill		198.6	198.4
Intangible assets		229.4	220.1
Deferred income taxes		39.9	43.4
Other non-current assets		25.5	23.4
Total assets		$3,664.1	$3,745.4

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	6	$99.8	$80.9
Accounts payable		854.5	964.4
Accrued and other current liabilities	5	553.1	546.6
Income taxes payable		51.8	48.0
Current portion of provisions		19.0	16.8
Total current liabilities		1,578.2	1,656.7

Long-term portion of borrowings under credit facility and lease obligations	6	486.1	474.1
Pension and non-pension post-employment benefit obligations		117.3	115.7
Provisions and other non-current liabilities		41.2	41.4
Deferred income taxes		32.3	29.2
Total liabilities		2,255.1	2,317.1

Equity:
Capital stock	7	1,834.2	1,798.0
Treasury stock	7	(15.7)	(2.3)
Contributed surplus		974.5	991.1
Deficit		(1,368.8)	(1,332.0)
Accumulated other comprehensive loss		(15.2)	(26.5)
Total equity		1,409.0	1,428.3
Total liabilities and equity		$3,664.1	$3,745.4

Commitments and Contingencies (note 12).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2020	2021	2020	2021

Revenue	3	$1,492.4	$1,420.3	$2,811.0	$2,655.2
Cost of sales	5	1,383.8	1,302.3	2,611.4	2,435.7
Gross profit		108.6	118.0	199.6	219.5
Selling, general and administrative expenses (SG&A)		58.0	58.8	114.4	117.6
Research and development		6.6	9.0	13.4	17.8
Amortization of intangible assets		6.6	5.6	13.3	11.2
Other charges	8	7.3	2.2	15.3	6.8
Earnings from operations		30.1	42.4	43.2	66.1
Finance costs	6	8.9	7.6	19.7	15.6
Earnings before income taxes		21.2	34.8	23.5	50.5
Income tax expense (recovery)	9
Current		15.7	8.8	19.5	19.5
Deferred		(7.8)	(0.3)	(6.1)	(5.8)
		7.9	8.5	13.4	13.7
Net earnings for the period		$13.3	$26.3	$10.1	$36.8

Basic earnings per share		$0.10	$0.21	$0.08	$0.29
Diluted earnings per share		$0.10	$0.21	$0.08	$0.29

Shares used in computing per share amounts (in millions):
Basic		129.1	127.6	129.0	128.2
Diluted		129.1	127.6	129.1	128.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2020	2021	2020	2021

Net earnings for the period	$13.3	$26.3	$10.1	$36.8
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.4	(0.2)	(0.8)	(4.6)
Changes from currency forward derivatives designated as hedges	14.2	(1.6)	(1.5)	(11.5)
Changes from interest rate swap derivatives designated as hedges	0.5	1.5	(8.4)	4.8
Total comprehensive income (loss) for the period	$28.4	$26.0	$(0.6)	$25.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 7 )	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2020		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions	7
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Purchase of treasury stock for stock-based plans		—	(13.1)	—	—	—	(13.1)
Equity-settled stock-based compensation (SBC)		—	13.9	5.9	—	—	19.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	10.1	—	10.1
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(0.8)	(0.8)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(1.5)	(1.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.4)	(8.4)
Balance -- June 30, 2020		$1,834.3	$(14.0)	$986.3	$(1,410.0)	$(34.3)	$1,362.3

Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions	7
Repurchase of capital stock for cancellation(b)		(36.2)	—	13.6	—	—	(22.6)
Equity-settled SBC		—	13.4	3.0	—	—	16.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	36.8	—	36.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(4.6)	(4.6)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(11.5)	(11.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	4.8	4.8
Balance -- June 30, 2021		$1,798.0	$(2.3)	$991.1	$(1,332.0)	$(26.5)	$1,428.3

(a)  Accumulated other comprehensive loss is net of tax.
(b) In addition to the $18.7 we paid to repurchase subordinate voting shares (SVS) for cancellation during the first half of 2021, includes an accrual of $18.9 for the contractual maximum number of permitted SVS repurchases (Contractual Maximum) as of June 30, 2021 under an automatic share purchase plan (ASPP) executed in June 2021, offset by the reversal of a $15.0 prior accrual as of December 31, 2020 for the Contractual Maximum permitted as of December 31, 2020 under an ASPP executed in December 2020. See note 7.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2020	2021	2020	2021

Cash provided by (used in):
Operating activities:
Net earnings for the period		$13.3	$26.3	$10.1	$36.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		31.3	30.6	62.7	60.9
Equity-settled employee SBC expense	7	7.7	5.5	19.0	15.6
Other charges (recoveries)	8	0.2	0.5	1.7	(0.6)
Finance costs		8.9	7.6	19.7	15.6
Income tax expense		7.9	8.5	13.4	13.7
Other		(8.3)	8.7	(0.9)	14.3
Changes in non-cash working capital items:
Accounts receivable		(150.8)	(121.9)	(82.7)	6.5
Inventories		(133.7)	(71.3)	(213.9)	(133.4)
Other current assets		(2.2)	5.5	(2.2)	3.8
Accounts payable, accrued and other current liabilities and provisions		296.5	161.5	335.8	94.2
Non-cash working capital changes		9.8	(26.2)	37.0	(28.9)
Net income tax paid		(6.2)	(5.0)	(14.8)	(22.1)
Net cash provided by operating activities		64.6	56.5	147.9	105.3

Investing activities:
Purchase of computer software and property, plant and equipment		(11.2)	(9.5)	(23.5)	(22.1)
Proceeds related to the sale of assets		1.1	—	1.2	—
Net cash used in investing activities		(10.1)	(9.5)	(22.3)	(22.1)

Financing activities:
Repayments under credit facility	6	(61.0)	—	(121.9)	(30.0)
Payment of lease obligations		(9.6)	(10.4)	(18.0)	(20.0)
Repurchase of capital stock for cancellation	7	—	(13.4)	—	(18.7)
Purchase of treasury stock for stock-based plans	7	(13.1)	—	(13.1)	—
Finance costs paid	6	(7.0)	(5.4)	(16.2)	(11.1)
Net cash used in financing activities		(90.7)	(29.2)	(169.2)	(79.8)

Net increase (decrease) in cash and cash equivalents		(36.2)	17.8	(43.6)	3.4
Cash and cash equivalents, beginning of period		472.1	449.4	479.5	463.8
Cash and cash equivalents, end of period		$435.9	$467.2	$435.9	$467.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2021 (Q2 2021 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2021 and our financial performance, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2021 (referred to herein as Q2 2021 and 1H 2021, respectively). The Q2 2021 Interim Financial Statements should be read in conjunction with our 2020 annual audited consolidated financial statements (2020 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2020. The Q2 2021 Interim Financial Statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2021 Interim Financial Statements were authorized for issuance by our board of directors on July 26, 2021.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
Coronavirus disease 2019 and related mutations (COVID-19) continue to create economic and business uncertainties. As a result, our review of the estimates, judgments and assumptions used in the preparation of our financial statements for each of the first quarter of 2021 (Q1 2021) and Q2 2021 included consideration of actual and potential impacts of COVID-19, including with respect to, among other things: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our estimated inventory provisions and expected credit losses, customer creditworthiness, and our eligibility for COVID-19-related government subsidies, grants and/or credits recognized during such periods (see note 11). Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, any of which could have a material impact on our financial performance and financial condition. However, we determined that no significant revisions to our estimates, judgments or assumptions were required for either Q1 2021 or Q2 2021 as a result of COVID-19 (or otherwise). While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our financial performance and financial condition, including its impact on
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
overall customer demand, cannot be reasonably estimated at this time. However, we continue to believe that our long-term estimates and assumptions are appropriate.

Accounting policies:

The Q2 2021 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2020 AFS, and the recently adopted accounting standard discussed below.

Recently adopted accounting standard:

Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement), IFRS 7 (Financial Instruments: Disclosures), IFRS 4 (Insurance Contracts) and IFRS 16 (Leases)):

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in September 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of Interbank Offered Rates (IBOR) reform. We adopted the Phase 2 amendments as of January 1, 2021. As of June 30, 2021, applicable interest rate benchmarks in the Company’s agreements have not been replaced. As a result, the adoption of the Phase 2 amendments had no impact on the Q2 2021 Interim Financial Statements. We will continue to monitor relevant developments and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 26 to our 2020 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2020		2021		2020		2021
		% of total		% of total		% of total		% of total
ATS	$500.3	34%	$562.6	40%	$1,047.3	37%	$1,093.9	41%
CCS	992.1	66%	857.7	60%	1,763.7	63%	1,561.3	59%
Communications end market revenue as a % of total revenue		43%		42%		41%		41%
Enterprise end market revenue as a % of total revenue		23%		18%		22%		18%
Total	$1,492.4		$1,420.3		$2,811.0		$2,655.2

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2020		2021		2020		2021
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$15.5	3.1%	$23.2	4.1%	$30.2	2.9%	$44.5	4.1%
CCS segment income and margin		35.3	3.6%	31.8	3.7%	58.7	3.3%	53.8	3.4%
Total segment income		50.8		55.0		88.9		98.3
Reconciling items:
Finance costs	6	8.9		7.6		19.7		15.6
Employee stock-based compensation (SBC) expense		7.7		5.5		19.0		15.6
Amortization of intangible assets (excluding computer software)		5.7		4.9		11.4		9.8
Other charges	8	7.3		2.2		15.3		6.8
IFRS earnings before income taxes		$21.2		$34.8		$23.5		$50.5

Customers:

We had one customer, in our CCS segment, that individually represented 10% or more of total revenue in Q2 2021. We had no customers that individually represented 10% or more of total revenue in 1H 2021. For the second quarter of 2020 (Q2 2020) and the first half of 2020 (1H 2020), we had one customer, Cisco Systems, Inc. (Cisco), a CCS segment customer, that individually represented 10% or more of total revenue. Our exit from programs with Cisco was completed in the fourth quarter of 2020.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Recently, revenue from our Enterprise end market has decreased in the first quarter of the year compared to the previous quarter, and then increased in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement has a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. This agreement was automatically extended in March 2021. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At June 30, 2021 and December 31, 2020, we were in compliance with these covenants. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.
In addition, we participate in two SFPs (one with a CCS segment customer and one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from these customers.
At June 30, 2021, we sold $79.1 of A/R under our A/R sales program (December 31, 2020 — $119.7) and $70.0 of A/R under the SFPs (December 31, 2020 — $65.3).

The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At June 30, 2021, our A/R balance included $199.6 of contract assets (December 31, 2020 — $231.8) recognized as revenue in accordance with our revenue recognition accounting policy.

5.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $0.5 and $2.9 for Q2 2021 and 1H 2021, respectively, primarily with respect to aged and excess inventory, the majority of which in both periods related to customers in our ATS segment. We recorded net inventory provisions of $6.2 and $8.8 for Q2 2020 and 1H 2020, respectively, primarily with respect to aged inventory, the majority of which in both periods related to our ATS segment, and in particular for Q2 2020, related to our aerospace and defense business in part due to reduced demand, and for specific disengaging customers. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.
Certain of our contracts provide for customer cash deposits to cover our risk of excess or obsolete inventory and/or for working capital requirements. Such deposits as of June 30, 2021 totaled $207.3 (December 31, 2020 — $174.7) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provided a term loan in the original principal amount of $350.0 (Initial Term Loan) and a term loan in the original principal amount of $250.0 (Incremental Term Loan), each of which matures in June 2025, and provides a $450.0 revolving credit facility (Revolver) that matures in June 2023. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Term Loans required aggregate quarterly principal repayments of $1.5, and require a lump sum repayment of the remainder outstanding at maturity. We are also required to make annual prepayments of outstanding obligations under the Credit Facility ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was required in Q2 2020 under this provision, which we paid during 1H 2020 (described below). No such prepayments based on 2020 excess cash flow will be required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility may also be required in the amount of specified net cash proceeds received above a specified annual threshold. No Credit Facility prepayments based on net cash proceeds were or will be required during 2020 or 2021, respectively. Any outstanding amounts under the Revolver are due at maturity.

In Q1 2021, we repaid an aggregate of $30.0 under our Incremental Term Loan. During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the Incremental Term Loan. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. In April 2020, we prepaid $47.0 under the Initial Term Loan, which was first applied to the scheduled quarterly

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
principal repayment for Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. These prepayments also satisfied our obligations with respect to the ECF Amount. We prepaid an additional $14.0 under the Term Loans in June 2020. No further prepayments were required or made during 2020.

At June 30, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2020 — in compliance).

The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); outstanding lease obligations; and information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 10)
	December 31 2020	June 30 2021	December 31 2020	June 30 2021
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under the Term Loans:
Initial Term Loan	$295.4	$295.4	$175.0	$175.0
Incremental Term Loan	175.0	145.0	100.0	100.0
Total	$470.4	$440.4	$275.0	$275.0
Total borrowings under Credit Facility	$470.4	$440.4
Unamortized debt issuance costs related to our Term Loans	(7.2)	(6.2)
Lease obligations	122.7	120.8
	$585.9	$555.0
Current and long-term portion of Credit Facility and lease obligations:
Current portion	$99.8	$80.9
Long-term portion	486.1	474.1
	$585.9	$555.0
L/Cs, surety bonds and overdraft facilities:
Outstanding L/Cs under the Revolver	$21.3	$21.3
Outstanding L/Cs and surety bonds outside the Revolver	20.2	18.9
Total	$41.5	$40.2
Available uncommitted bank overdraft facilities	$162.7	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and our SFPs, and interest expense on our lease obligations, net of interest income earned. We paid finance costs of $5.4 and $11.1 in Q2 2021 and 1H 2021, respectively (Q2 2020 and 1H 2020 — $7.0 and $16.2, respectively).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
7.             CAPITAL STOCK

SVS Repurchase Plans:
On November 19, 2020, the TSX accepted our notice to launch a normal course issuer bid (2020 NCIB), which allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB is reduced by the number of SVS purchased in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. As part of the 2020 NCIB process, we from time to time enter into Automatic Share Purchase Plans (ASPPs) with a broker, that allow the broker to purchase our SVS in the open market on our behalf (for cancellation under the 2020 NCIB), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily quantities at specified prices through the term of each ASPP. In each of December 2020 and March 2021, we had entered into such ASPPs, which have since expired. We entered into a new ASPP in June 2021, which allows the broker to make ASPP Purchases up to the NYSE and TSX daily maximums at specified prices through July 28, 2021. See below for details with respect to SVS repurchases during Q2 2021, Q2 2020, 1H 2021 and 1H 2020. As of June 30, 2021, up to approximately 6.8 million SVS remain available for repurchase under the 2020 NCIB either for cancellation or SBC delivery purposes. At June 30, 2021, we recorded an accrual of $18.9, representing the Contractual Maximum from July 1, 2021 through July 28, 2021 (2.3 million SVS) pursuant to the June 2021 ASPP. At December 31, 2020, we had accrued $15.0, representing the Contractual Maximum (2.0 million SVS) under the December 2020 ASPP. This accrual was reversed in Q1 2021, as no repurchases were made under the December 2020 ASPP prior to its expiration in January 2021. At March 31, 2021, we had accrued $18.1, representing the Contractual Maximum (2.2 million SVS) under the March 2021 ASPP, which we subsequently reversed in Q2 2021. 0.5 million SVS repurchases were made under the March 2021 ASPP prior to its expiration in May 2021.

SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2020	2021	2020	2021
Aggregate cost(1) of SVS repurchased for cancellation (2)	$—	$13.4	$—	$18.7
Number of SVS repurchased for cancellation (in millions)(2)(3)	—	1.6	—	2.2
Weighted average price per share for repurchases	$—	$8.28	$—	$8.30
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$13.1	$—	$13.1	$—
Number of SVS repurchased for delivery under SBC plans (in millions)	2.0	—	2.0	—
(1) Includes transaction fees.
(2) Excludes an accrual of $18.9 we recorded as at June 30, 2021 for the contractual maximum number of permitted SVS repurchases as of June 30, 2021 under the June 2021 ASPP.
(3) Includes 0.5 million ASPP Purchases in Q2 2021 and 1H 2021.
SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At June 30, 2021, the broker held 0.4 million SVS with a value of $2.3 (December 31, 2020 — 2.4 million SVS with a value of $15.7) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 2.0 million of the SVS held by the broker as of December 31, 2020 to settle SBC awards that vested during 1H 2021.

We grant restricted share units (RSUs) and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The portion of our expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2020 AFS for further detail.

Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2020	2021	2020	2021
RSUs Granted:
Number of awards (in millions)	0.1	0.2	2.2	2.6
Weighted average grant date fair value per unit	$6.03	$8.30	$8.70	$8.13

PSUs Granted:
Number of awards (in millions, representing 100% of target)	0.02	0.1	1.7	1.9
Weighted average grant date fair value per unit	$5.53	$8.94	$9.88	$8.82

DSUs Granted:
Number of awards (in millions)	0.05	0.03	0.15	0.06
Weighted average grant date fair value per unit	$6.83	$7.85	$4.58	$8.10

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2020	2021	2020	2021
Employee SBC expense in cost of sales	$3.0	$1.4	$7.8	$6.3
Employee SBC expense in SG&A	4.7	4.1	11.2	9.3
Total	$7.7	$5.5	$19.0	$15.6

Director SBC expense in SG&A (1)	$0.5	$0.5	$1.0	$1.0
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

8.             OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2020	2021	2020	2021
Restructuring (a)	$7.3	$3.0	$15.3	$8.8
Transition Costs (b)	—	—	—	0.1
Acquisition Costs (Recoveries) and Other (c)	—	(0.8)	—	(2.1)
	$7.3	$2.2	$15.3	$6.8

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(a)    Restructuring:
During Q2 2021 and 1H 2021, we recorded restructuring charges of $3.0 and $8.8, respectively (Q2 2020 and 1H 2020 — $7.3 and $15.3, respectively). Our restructuring charges for Q2 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.
We recorded cash restructuring charges of $2.5 and $8.2 in Q2 2021 and 1H 2021, respectively, and non-cash restructuring charges of $0.5 and $0.6, respectively. The cash charges consisted primarily of employee termination costs, and the non-cash charges reflect the write-down of both equipment related to disengaged programs and right-of-use (ROU) assets in connection with vacated properties. We recorded cash charges of $7.1 and $13.6 in Q2 2020 and 1H 2020, respectively, primarily for employee termination costs, and non-cash charges of $0.2 and $1.7, respectively, reflecting the write-down of ROU assets in connection with vacated properties in Q2 2020 and the write-down of certain equipment related to disengaged programs in Q1 2020. At June 30, 2021, our restructuring provision was $5.0 (December 31, 2020 — $4.7), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

We incurred Transition Costs (defined in note 16(c) to the 2020 AFS) of nil and $0.1 during Q2 2021 and 1H 2021, respectively (nil in each of Q2 2020 and 1H 2020) pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network.
(c)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt). Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries). No Acquisition Costs (Recoveries) were incurred during Q2 2021. Net Acquisition Recoveries of $0.8 during Q1 2021 and 1H 2021 consisted of $0.4 in consulting costs related to potential acquisitions and $1.2 of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt. No Acquisition Costs (Recoveries) were recorded in Q2 2020 or 1H 2020. Other consists of legal recoveries of $0.8 in Q2 2021 and $1.3 in 1H 2021 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

9.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q2 2021 net income tax expense of $8.5 included a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from one of our Chinese subsidiaries (Chinese Repatriation Expense). Our 1H 2021 net income tax expense of $13.7 included the $2.0 Chinese Repatriation Expense, partly offset by $1.1 in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during 1H 2021. Taxable foreign exchange impacts were not significant in either Q2 2021 or 1H 2021.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Our Q2 2020 net income tax expense of $7.9 was favorably impacted by $3.0 of deductible temporary differences as a result of changes in tax rates in certain jurisdictions, offset in large part by $2.5 of tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries (Subsidiary Repatriation Expense). Our 1H 2020 net income tax expense of $13.4 was favorably impacted by a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020, offset in large part by a $5.5 Subsidiary Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q2 2020 or 1H 2020.
10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At June 30, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $175.0 of our Initial Term Loan borrowings that expire in August 2023 (and allow us to cancel up to $75.0 of the notional amount of such swaps commencing in August 2021), and additional interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings effective upon such expiration through June 2024; and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings that expire in December 2023. See note 21 to the 2020 AFS for additional detail regarding these interest rate swap agreements, including our exercise in December 2020 of an option to cancel $75.0 of the notional amount of the interest rate swaps covering the Incremental Term Loan (increasing the unhedged amount under the Incremental Term Loan by a corresponding amount).

At June 30, 2021, the interest rate risk related to $165.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($120.4 under the Initial Term Loan and $45.0 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 6.

At June 30, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $11.7, consisting of aggregate unrealized gains of $0.2 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $11.9 on the remainder (December 31, 2020 — aggregate unrealized loss of $16.5 (no unrealized gains)), which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2020 AFS. There remains uncertainty over the timing and methods of transition to such alternate rates.
We have obligations under our Credit Facility, lease arrangements, derivative instruments, and financing and discounting programs that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when and if LIBOR ceases to exist. Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility will convert to Base Rate loans. Certain of our other LIBOR Agreements also specify a successor rate once LIBOR ceases to exist, while the remaining LIBOR Agreements will require amendment. While we expect that reasonable alternatives to LIBOR will be implemented in advance of its cessation date, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
LIBOR Agreements would increase, which would adversely impact our interest expense, A/R discount charges, and our financial performance and cash flows. In addition, hedge ineffectiveness could result due to the cessation of LIBOR, in particular where our interest rate swap agreements transition under the International Swaps and Derivative Association (ISDA) protocols using a different spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict when the publication of LIBOR will cease, nor what the future replacement rate or consequences on our operations or financial results will be.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at June 30, 2021 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2021.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$8.3	$19.6	$1.4	$10.2
Accounts receivable	7.8	47.8	—	13.6
Income taxes and value-added taxes receivable	14.3	0.9	4.7	5.4
Other financial assets	—	1.2	1.1	0.3
Pension and non-pension post-employment liabilities	(85.1)	(0.4)	(19.6)	(1.1)
Income taxes and value-added taxes payable	(0.3)	(0.3)	(4.5)	(12.2)
Accounts payable and certain accrued and other liabilities and provisions	(71.3)	(32.7)	(32.5)	(44.7)
Net financial assets (liabilities)	$(126.3)	$36.1	$(49.4)	$(28.5)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At June 30, 2021, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$238.5	$0.80	12	$3.4
Thai baht	113.5	0.03	12	(3.6)
Malaysian ringgit	43.6	0.24	12	(0.3)
Mexican peso	21.3	0.05	12	0.9
British pound	0.7	1.39	4	—
Chinese renminbi	65.9	0.15	12	0.9
Euro	36.3	1.19	5	(0.2)
Romanian leu	32.2	0.24	12	(0.2)
Singapore dollar	24.9	0.75	12	(0.1)
Japanese yen	17.7	0.0091	4	0.2
Korean won	6.1	0.0009	4	—
Total	$600.7			$1.0

As of June 30, 2021, approximately one quarter of the fair values of our outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting, and the remainder were related to economic hedges where we recorded the changes in the fair values of such contracts through our consolidated statement of operations. At June 30, 2021, the aggregate fair value of our outstanding contracts was a net unrealized gain of $1.0 (December 31, 2020 — net unrealized gain of $23.3), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. In light of COVID-19, we enhanced the monitoring of, and/or developed plans in early 2020 intended to mitigate any identified exposures from our customers, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during Q2 2021, 1H 2021 or the respective prior year periods in connection with our ongoing assessments and monitoring initiatives.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 4 and 6. We believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R (although there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell), and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
11.     COVID-19 GOVERNMENT SUBSIDIES

The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making subsidies, grants and credits available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, COVID Subsidies). For Q2 2021 and 1H 2021, we determined that we qualified for an estimated aggregate of $6 and $10 of COVID Subsidies, respectively, from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q2 2021 — $4; 1H 2021 — $7) and SG&A (Q2 2021 — $2; 1H 2021 — $3) on our consolidated statement of operations. For Q2 2020 and 1H 2020, we determined that we qualified for an estimated aggregate of $15 of COVID Subsidies from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold ($12) and SG&A ($3) on our consolidated statement of operations in Q2 2020. As of June 30, 2021, we have received all but $2 of the recognized COVID Subsidies, and expect to submit the claim for such amount. The most significant of the COVID Subsidies recognized to date were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020.

12.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 25 to the 2020 AFS for further details. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC, and as of June 30, 2021, total approximately 24 million Brazilian real (approximately $5 at period-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $8 at period-end exchange rates).

In Q2 2021, the Romanian tax authorities issued a draft and preliminary proposed tax notice for additional income taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. As of June 30, 2021, the aggregate amount of the proposed assessments is approximately 32 million Romanian leu (approximately $8 at period-end exchange rates). We believe our originally filed tax positions are in compliance with applicable Romanian tax law and regulations, and intend to continue to assert and defend such positions. As of June 30, 2021, we have not accrued any liabilities in respect of the proposed assessments given the preliminary nature of the notice and our ability to respond and provide additional information to support our position. We will assess the merits of any final tax assessment once received, which is currently expected to be within the third quarter of 2021.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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